Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

03003285

January 7, 2003

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
JAN 16 2003
WASH. D.C. 165 SECTION

Attn: Filing Desk

Dear Sirs:

Re: E.T.C. Industries Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b), Securities Act of 1934
File No.82-1508

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period of December 2002:

1) Dec. 4/02 Private Placement submission to the TSX Venture Exchange ("TSX") c/w Form 4B Notice & TSX approval;
2) Dec. 11/02 letter to B.C. Securities Commission ("BCSC") c/w Form 45-902F Report of Exempt Share Distribution;
3) Dec. 12/02 letter to TSX c/w News Release as disseminated;
4) Dec. 13/02 letter to TSX c/w News Release as disseminated.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Yours truly,

Gary Musil,
Secretary/Director

GM/rm

Enclosures

Received as above
per: ____________________
Print Name

FILE 82 - 1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street,
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

December 4, 2002

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

SEC MAIL PROCESSING
RECEIVED
JAN 16 2003
WASH, D.C. 165 SECTION

Attn: Colleen Chambers, Analyst
Corporate Finance

Dear Colleen:

Re: Private Placement – Submission #79351

Further to our telephone conversation of November 19, 2002 regarding the above submission I the additional information:

1. We are filing an Amended Form 4B as discussed (see attached);
2. John McCordic is purchasing all 600,000 units as stated. This purchase would constitute a new control person. We have arranged an agreement with Mr. McCordic whereby he agrees not to exercise his warrants without shareholder approval (see attached).
3. A Personal Information Form (Form 2A) has been completed by John McCordic (see attached).
4. We have amended the Form 4B which discloses that Yvonne A. Petkovic will receive 60,000 common shares as a finder's fee.
5. Regarding the Granby Peninsula property, we are currently negotiating to purchase 100% of the property. We anticipate completing a minimum $50,000 exploration work program and may still rely on the exemption of the private placement that received Exchange preliminary acceptance on May 1, 2002.
6. We are filing herewith under separate cover the Form 5C – Transaction Summary Form regarding the Donahue Creek property acquisition.

Yours truly,

Gary Musil, CFO
Secretary/Director

GM/rm

Enclosures

c.c. – Martin & Associates, Attn: Paul Fang, Solicitor
– Securities and Exchange Commission, Wash, D.C. USA
– Joanne Butz, Manager – Compliance Services (email: Joanne.butz@tsxventure.com)

TSX venture EXCHANGE

AMENDED
FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: Consolidated E.T.C. Industries Ltd. (the "Issuer").

   Trading Symbol: EAX.

2. Date Price Reservation Form Filed: ______________.

   Date of News Release announcing Private Placement: October 16, 2002.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   Yes ☐ No ☒
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: Yes ☒ No ☐

   c) Final Acceptance of a Non-Expedited Private Placement: Yes ☐ No ☐

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $120,000

5. Proposed use of proceeds:

Working Capital	$80,000
Property Acquisition Costs	$30,000
Property Due Diligence	$10,000

6. (a) Description of shares to be issued:

(i) Class: Common.

(ii) Number: 600,000.

(iii) Price per security: $0.20.

(b) Description of Warrants to be issued:

(i) Number of Warrants: 600,000.

(ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: 600,000.

(iii) Exercise price of Warrants: Year 1: $0.30 Year 2: $0.50

Tier 1 Only: Year 3: ____ Year 4 ____ Year 5 ____

(iv) Expiry date of Warrants: October 15, 2004.

(c) Description of Convertible Securities to be issued:

(i) Number/ Aggregate principal amount: ____.

(ii) Number of Listed Shares to be issued on conversion: ____.

(iii) Expiry/Maturity date: ____.

(iv) Interest rate: ____.

(v) Conversion terms: ____.

(vi) Default provisions: ____.

(d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 1,200,000.

7. Issued and outstanding Listed Shares at the date of the price reservation: 3,164,679

8. Placees

(a) Insiders and Pro Group

The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. Subscriptions by current

Insiders, Placees who will become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post- closing Direct & Indirect Holdings in the Issuer	*% of Post-Closing Outstanding Shares	**Insider=I ProGroup=P
John McCordic 3310 Apex Place North Vancouver, B.C. V7H 2R5	600,000	1,200,000	21.9%	I
TOTAL	**600,000**	**1,200,000**	**21.9%**	

* assuming exercise of Warrants issued pursuant to the Private Placement

**If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

(b) **Other Placees Who Will Beneficially Own or Control more than 5% of the Post Closing Outstanding Shares in the Issuer.**

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

Name & Residential Address of Purchaser	Number of Shares Purchased	*Post closing Direct & Indirect Holdings in the Issuer	*% of Post Closing Outstanding Shares
N/A			
TOTAL			

* assuming exercise of Warrants issued pursuant to the Private Placement

(c) If any Placees in items 8(a) or 8(b) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C.)

(d) Provide the total number of shares of this Private Placement purchased by Placees who are not individuals and are not resident in North America (e.g. Non North American corporations trusts, etc.). N/A

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

N/A

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes ☒ No ☐
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Yvonne A. Petkovic

(c) Cash ______________________________.

(d) Securities 60,000 common shares.

(e) Expiry date of any Agent's Option ______________________________.

(f) Exercise price of any Agent's Option ______________________________.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

N/A

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

flowthrough warrants

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?
Yes ☐ No ☒
If Yes, describe all relevant terms:

____

TSX venture EXCHANGE

December 6, 2002

Consolidated E.T.C. Industries Ltd.
600-625 Howe Street
Vancouver BC
V6C 2T6

Attention: Gary Musil

Dear Sir\Madame:

Re: Private Placement – Submission #79351

Further to the Company's news release dated October 16, 2002, and your amended notice letter dated December 4, 2002, this is to advise that the Company's proposed private placement of 600,000 shares at a price of $0.20 per share with warrants attached to purchase 600,000 shares at a price of $0.30 per share in the first year and $0.50 per share in the second year is conditionally acceptable to the TSX Venture Exchange (the "Exchange").

Please note the requirements of Policy 4.1, specifically:

- Final acceptance of the private placement is subject to the filing, within 45 days from the date of the Notice, of the documentation required. Please identify in the filing the specific statutory exemption(s) relied on for the issuance. It is the responsibility of the Company to determine the availability of the Securities Act exemption(s) used and to meet all the legal requirements of the exemption(s).

- The Exchange reserves the right to review the price of the private placement at the time the documentation is filed if a material change in the affairs of the Company is announced during the filing period.

- Upon closing, a press release must be issued by the Company, including the expiry dates of the hold period(s) for both the securities issued in the private placement, as well as any securities issued as bonuses, finders' fees or commissions in connection with the private placement.

The Exchange does not require a Filing Statement.

Consolidated E.T.C. Industries Ltd.
December 6, 2002
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

Colleen Chambers
Analyst
Corporate Finance

CC\nl

File: ::ODMA\PCDOCS\DOCP\1041651\1

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street,
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

December 9, 2002

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Colleen Chambers, Analyst
Corporate Finance

Dear Colleen:

Re: Private Placement – Submission #79351

We enclose herewith the following:

1. Form 4B – Final Documentation;

2. The Securities Act statutory exemption being relied on for the issuance is (72)(2)(4).

We await your final acceptance.

Yours truly,

Gary Musil, CFO
Secretary/Director

GM/rm

Enclosures

c.c. – Martin & Associates, Attn: Paul Fang, Solicitor
– Securities and Exchange Commission, Wash, D.C. USA
– Joanne Butz, Manager – Compliance Services (email: Joanne.butz@tsxventure.com)

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

Yes ☐ No ☐

If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS - Not Applicable

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*

   Yes ☐ No ☐

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:

   Yes ☐ No ☐

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:

   Yes ☐ No ☐

4. The Issuer is not a CPC, Tier 3 Issuer, or is not and has not been put on notice that it is or will be an Inactive Issuer (refer to Policy 2.5 *Tier Maintenance Requirements*):

   Yes ☐ No ☐

5. The proceeds are to be expended on a business or asset for which the Issuer **has** received Exchange Acceptance:

   Yes ☐ No ☐

6. No new Control Person is created by the issuance of the Shares:

   Yes ☐ No ☐

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:

   Yes ☐ No ☐

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:

Yes ☐ No ☐

9. All Placees have been disclosed as required above and have committed all subscription funds:

Yes ☐ No ☐

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:

Yes ☐ No ☐

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: ______________________.

(ii) For Previous Expedited Private Placements: ______________________.

(iii) For this transaction: ______________________.

Total ((i) + (ii) + (iii)): ______________________.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice?

Yes ☐ No ☑

If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II?
Yes ☑ No ☐
If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following:

a) the name(s) of the new Control Person(s)

John McCordic

b) the date on which shareholder approval has or will be obtained for the transaction.

We will obtain shareholder approval on/or before the upcoming Annual General Meeting to be held approx. June 20/03. We have filed with the Exchange an agreement signed by the placee whereby the placee agrees not to exercise the warrants until the Issuer has received shareholder approval.

c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
Yes ☐ No ☐ See answer to 3(b)

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – *Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

Dated: December 9, 2002

Gary Musil
Name of Director and/or
Senior Officer

Signature

Secretary/Director
Official Capacity

TSX venture EXCHANGE

December 10, 2002

Fax: 683-1350

Consolidated E.T.C. Industries Ltd.
600 – 625 Howe Street
Vancouver, BC
V6C 2T6

Attention: Gary Musil

Dear Sirs\Mesdames:

Re: CONSOLIDATED E.T.C. INDUSTRIES LTD. ("EAX.T")
Private Placement-Non-Brokered – Submission #79351

This is to confirm that the Company was declared 'Inactive' on June 8, 2001. The Company is still prohibited from granting stock options and has restrictions relating to management remuneration. These prohibitions will remain in effect until further notice. The Company is expected to initiate its reactivation within twelve months of being designated Inactive and was required to achieve tier maintenance requirements no later than December 8, 2002, failing which trading in the securities of the Company may be suspended.

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced October 16, 2002:

Number of Shares:	600,000 shares
Purchase Price:	$0.20 per share
Warrants:	600,000 flow-through share purchase warrants to purchase 600,000 flow-through common shares
Warrant Exercise Price:	$0.30 for a one year period
	$0.50 in the second year
Number of Placees:	1 placee

Consolidated E.T.C. Industries Ltd.
December 10, 2002
Page two

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
John McCordic	Y	600,000

Finder's Fee: 60,000 common shares payable to Yvonne A. Petkovic.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6982 / FAX: (604) 844-7502 / EMAIL: sean.curley@tsxventure.com.

Yours truly,

Sean Curley
Analyst
Corporate Finance

SC/nl

File: ::ODMA\PCDOCS\DOCP\104331311

File # 82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

December 11, 2002

BC Securities Commission
9th Floor, 701 Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Statutory Filings

Dear Sirs:

Re: BC Form 45-902F

Enclosed please find our BC Form 45-902F regarding the closing of a private placement announced on October 16, 2002. Also enclosed is our filing fee for the above.

If you have any questions regarding the above mentioned documents, please contact us at the above address.

Yours truly,

Gary Musil,
Secretary/Director

Enclosures
cc: Martin & Associates, Solicitors, Attn: Paul Fang
Securities & Exchange Commission, Wash. D.C., USA

FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Consolidated E.T.C. Industries Ltd.
   600 - 625 Howe Street
   Vancouver, BC
   V6C 2T6

   Telephone: (604) 683-6648

2. State whether the issuer is or is not an exchange issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is an exchange issuer trading on the TSX Venture Exchange. The Issuer is a reporting Issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quoting system

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   600,000 units at a price of $0.20 per unit, each unit comprised of one common share and one flow-through share purchase warrant exercisable for a period of up to two years from October 15, 2002 at a price of $0.30 per share if exercised on or before October 15, 2003 or at a price of $0.50 per share if exercised after October 15, 2003 but on or before October 15, 2004.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

   Please see attached schedule.

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   Please see attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

Exemption Used	Number of Placees	Number of Units	Total Proceeds
72 (2) (4)	1	600,000	$120,000

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

A finder's fee in the amount of 60,000 common shares is being paid to Yvonne Petkovic of North Vancouver, B.C. The exemption under which the security is being distributed is 128(f).

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED this 11th day of December, 2002

Consolidated E.T.C. Industries Ltd.

Per: ______________________________
Signature of authorized signatory

Gary Musil, Secretary and Director
____
Name and Office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

Question #5 Schedule

Full Name & Municipality and jurisdiction of residence	**Number of Securities Purchased**	**Date of Distributio n**	**Purchase price per Security (CDN$)**	**Section of Act/Rules Prospectus Exemption**	**Length of any restricted or seasoning period**
John D. McCordic North Vancouver	600,000	Dec. 11/02	$0.20	72(2)(4) of the Rules	Dec. 10/03

Question #6 Schedule

Full Name & Residential Address of Purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Section of Act/Rules Prospectus Exemption
John D. McCordic 3310 Apex Place North Vancouver, B.C. V7H 2R5	604-987-2541 jmccordic@wwdb.org	600,000 Units for common shares and flow-through warrants	72(2)(4) of the Rules

File # 82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

December 12, 2002

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3. Timely Disclosure

This letter is to confirm that our News Release dated December 12, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

FAXED

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c. - B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors (e-mail)
- Jones Richards & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

December 12, 2002

TSX – "EAX"
12g3-2(b): 82-1508

"NEWS RELEASE"

Further to the October 16, 2002 announced financing and the Exchange Bulletin of December 10, 2002 the Company is pleased to announce the completion of the non-brokered private placement for 600,000 common shares at $0.20 per share to net the treasury $120,000. The shares have now been issued as well as 60,000 shares finders fee. Without prior written approval of the Exchange and compliance with applicable Securities legislation the securities cannot be sold, transferred or otherwise traded until December 10, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil, CFO
Secretary/Director

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

December 12, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of December 12, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Consolidated E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

December 12, 2002

ITEM 3. PRESS RELEASE

Issued December 12, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce the completion of the non-brokered private placement for 600,000 common shares at $0.20 per share to net the treasury $120,000.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Further to the October 16, 2002 announced financing and the Exchange Bulletin of December 10, 2002 the Company is pleased to announce the completion of the non-brokered private placement for 600,000 common shares at $0.20 per share to net the treasury $120,000. The shares have now been issued as well as 60,000 shares finders fee. Without prior written approval of the Exchange and compliance with applicable Securities legislation the securities cannot be sold, transferred or otherwise traded until December 10, 2003.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary

DATED this 12th day of December, 2002.

File #82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

December 13, 2002

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated December 13, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c. - B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors (e-mail)
- Jones Richards & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

December 13, 2002

EAX.T
12g3-2(b): 82-1508

"NEWS RELEASE"

ANYOX – MOLY/GOLD PROPERTY AGREEMENT - RENEGOTIATED

Further to our February 4 and March 11, 2002 announcements the Company wishes to announce that the Company has renegotiated the agreement on more favorable terms.

The new agreement will now reflect the acquisition of 100% interest in the Anyox area gold and moly mineralization prospect. Terms of the Letter of Intent provide for the issuance of 1 million common shares and warrants to be issued upon the Company obtaining shareholder and Exchange approval. The property also carries a 1.5% NSR.

FURTHER FINANCING

The Company is also pleased to announce they have arranged an additional non-brokered private placement of 500,000 units at a price of $0.20 per unit. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.20 within one year from the date of issuance.

A finder's fee of 10% of the proceeds will be payable in shares of the Company.

The funds will be used for working capital purposes and the private placement is subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil, CFO
Secretary/Director

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

December 13, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of December 13, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Consolidated E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

December 13, 2002

ITEM 3. PRESS RELEASE

Issued December 13, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company wishes to announce that the Company has renegotiated the agreement on more favorable terms. The Company is also pleased to announce they have arranged an additional non-brokered private placement of 500,000 units at a price of $0.20 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

ANYOX – MOLY/GOLD PROPERTY AGREEMENT - RENEGOTIATED

Further to our February 4 and March 11, 2002 announcements the Company wishes to announce that the Company has renegotiated the agreement on more favorable terms.

The new agreement will now reflect the acquisition of 100% interest in the Anyox area gold and moly mineralization prospect. Terms of the Letter of Intent provide for the issuance of 1 million common shares and warrants to be issued upon the Company obtaining shareholder and Exchange approval. The property also carries a 1.5% NSR.

FURTHER FINANCING

The Company is also pleased to announce they have arranged an additional non-brokered private placement of 500,000 units at a price of $0.20 per unit. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.20 within one year from the date of issuance.

A finder's fee of 10% of the proceeds will be payable in shares of the Company.

The funds will be used for working capital purposes and the private placement is subject to regulatory approval.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary

DATED this 13th day of December, 2002.